DB

SE

19007227

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68107 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HCFP Capital Markets LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 Third Avenue
(No. and Street)

| New York | New York | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlene F. Wilson 623-533-4407
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLP
(Name – *if individual, state last, first, middle name*)

| 750 Third Avenue | New York | New York | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 01 2019
Washington, DC

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DMS

# OATH OR AFFIRMATION

I, Seth Moskowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HCFP Capital Markets LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EVENS FRANCOIS
Notary Public - State of New York
NO. 01FR4981729
Qualified in New York County
My Commission Expires May 20, 2019

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HCFP/CAPITAL MARKETS LLC

(A Wholly-owned Subsidiary of HCFP/Capital Markets Holdings LLC)

Statement of Financial Condition

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

**HCFP/CAPITAL MARKETS LLC**
(A Wholly-owned Subsidiary of HCFP/Capital Markets Holdings LLC)

Financial Statement and Supplemental Information

December 31, 2018

## Table of Contents

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Managing Member
HCFP/Capital Markets LLC

### *Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of HCFP/Capital Markets LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Eisner Amper LLP

We have served as the Company's auditor since 2016.

EISNERAMPER LLP
New York, New York
February 28, 2019

**HCFP/CAPITAL MARKETS LLC**
(A Wholly-owned Subsidiary of HCFP/Capital Markets Holdings LLC)

Statement of Financial Condition

December 31, 2018

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 173,019 |
| Other assets | | 59,288 |
| **Total assets** | **$** | **232,307** |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 17,229 |
| Member's Equity | | 215,078 |
| **Total liabilities and member's equity** | **$** | **232,307** |

See accompanying notes to the statement of financial condition.

## (1) Organization

HCFP/Capital Markets LLC (the "Company") is a New York based broker-dealer that is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

HCFP/Capital Markets LLC is an investment bank that provides innovative capital raising and strategic advisory services to clients across a wide range of industries.

The Company was formed on December 16, 2008 as a single member New York limited liability company. The Company is a wholly-owned subsidiary of HCFP/Capital Markets Holdings LLC (the "Parent").

## (2) Summary of Significant Accounting Policies

### *(a) Basis of Preparation*

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). In preparing financial statements in accordance with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from such estimates.

### *(b) Revenue Recognition and Revenue from Contracts with Customers.*

Effective January 1, 2018, the Company adopted ASU No. 2014-9, revenue from contracts with customers ("ASC Topic 606") using the modified retrospective method which had no impact on the Company's opening retained earnings. The new revenue recognition guidance requires than an entity recognize revenue to depict the transfer of promised goods or services to clients in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a client, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

Underwriting revenues and private placement fees are recorded when the underlying transaction is completed under the terms of the relevant agreement. Underwriting revenues arising from securities offerings in which the Company acts as an underwriter are recorded on the trade date, which is typically the day of pricing an offering and underwriting fees at the time the underwriting is completed and the related income is reasonably determinable. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the benefit of the capital markets offering at that point. On final settlement these amounts are adjusted to reflect the actual transaction-related expenses and the resulting underwriting fee.

Strategic Advisory Revenues primarily include fees related to financial and strategic advice. Strategic advisory revenues are recognized when the transactions or the services (or, if applicable, separate components thereof) to be performed are substantially complete, the fees are determinable, and collection is reasonably assured. Normally, revenue under these arrangements is recognized overtime in which the performance obligations are simultaneously provided to the company and consumed by the customer.

The Company receives commissions from a third-party broker-dealer based on trades made by customers who were referred by the Company. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. Revenue is recognized in the month the trade was completed based on the trade date. Payment from the third-party broker is received monthly usually within 15 days of month end.

*(c)* ***Fair Value of Financial Instruments***

The recorded amounts of the Company's cash and cash equivalents, other assets and accrued expenses and other liabilities approximate their fair values principally because of the short-term nature of these items.

*(d)* ***Cash and Cash Equivalents***

The Company considers its investments in financial instruments with original maturities of less than 90 days to be cash equivalents. Cash and cash equivalents are held primarily at one major financial institution.

*(e)* ***Income Taxes***

The Company is a single-member limited liability company wholly owned by the Parent and is a disregarded entity for federal and state income tax purposes. As such, the Company's income or losses are included in the Parent's tax returns for the year ended December 31, 2018.

The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the position is "more likely than not" to be sustained, assuming examination by tax authorities. At December 31, 2018, the Company has no material unrecognized tax benefits.

## (3) Regulatory Requirements

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain the greater of minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness. Net capital and aggregate indebtedness change day to day, but as of December 31, 2018, the Company had net capital of $155,790, which was $55,790 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

## (4) Related Party Transactions

Related party transactions consist of the following:

### *(a) Transactions with HCFP/BD Holdings LLC*

On December 23, 2016 the Company entered into an expense sharing agreement with HCFP/BD Holdings LLC, the sole member of the Parent, to provide services including, but not limited to, staff, office and technology. The expense sharing agreement was terminated on June 30, 2018.

### *(b) Transactions with Parent*

The Company received capital contributions in cash totaling $270,567 at various dates during the year ended December 31, 2018 from its member and also made a $50,000 distribution to its member. The Company entered into an expense sharing agreement with the Parent on July 1, 2018 to provide services including, but not limited to, staff, office, insurance and technology. $113,018 was contributed as a non-cash capital contribution by the Parent to the Company as of December 31, 2018.

## (5) Commitments and Contingencies

Legal proceedings, claims, and litigations may arise in the ordinary course of business. However, the Company is not the subject of any legal proceedings, claims or litigations that in the opinion of management would have a material adverse effect on the Company's financial position, results of operations, or liquidity.

**(6) Liquidity and funding**

The Company's revenue fluctuates throughout the year based on the timing of when revenue is earned. The Company relies upon the Parent's financial capacity to manage its expenses due to any such fluctuation. The Parent has evaluated the Company's ability to meet its obligations and intends to continue to provide funding to the Company if and when needed at its discretion for a period of one year from the date these financial statements were issued.